SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 November 2007

AVS No: 987399

Name of applicant: Prudential plc

Name of scheme: M&G Limited 1992 Savings-Related Share Option Scheme

Period of return: From: 1 May 2007 To: 31 October 2007

Balance under scheme from previous return: 365,495 ordinary shares of 5p each

The amount by which the block scheme has

been increased, if the scheme has been

increased since the date of the last return: 0

Number of securities issued/allotted under

scheme during period: 0

Balance under scheme not yet issued/allotted

at end of period 0 ordinary shares of 5p each

Number and class of securities originally

listed and the date of admission 1,081,343 RA Prudential plc 00008 - October 1999

365,495 shares delisted on 17 May 2007

Total number of securities in issue at the end

of the period 2,469,990,357 ordinary shares of 5p each

Name of contact: Jennie Webb

Address of contact: 12 Arthur Street, London, EC4R 9AQ

Telephone number of contact: 020 7548 2027

SIGNED BY Susan Henderson

duly authorised officer, for and on behalf of

Prudential plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 November 2007

AVS No: 987399

Name of applicant: Prudential plc

Name of scheme: Prudential International Savings-Related Share Option Scheme

Period of return: From: 1 May 2007 To: 31 October 2007

Balance under scheme from previous return: 257,159 ordinary shares of 5p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

Number of securities issued/allotted under

scheme during period: 85,172 ordinary shares of 5p each

Balance under scheme not yet issued/allotted

at end of period 171,987 ordinary shares of 5p each

Number and class of securities originally

listed and the date of admission 100,000 RA Prudential plc - 2 October 2001, 400,000 Prudential plc - 26 October 2005,

310,540 Prudential plc - 2 June 2006, 353,000 Prudential plc - 15 August 2006

Total number of securities in issue at the end

of the period 2,469,990,357 ordinary shares of 5p each

Name of contact: Jennie Webb

Address of contact: 12 Arthur Street, London, EC4R 9AQ

Telephone number of contact: 020 7548 2027

SIGNED BY Susan Henderson

duly authorised officer, for and on behalf of

Prudential plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 1 November 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ SUSAN HENDERSON

Susan Henderson
Deputy Group Secretary